Filed by Golden Arrow Merger Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Golden Arrow Merger Corp.

(Commission File No. 001-40223)

Date: October 6, 2023

As Bolt Threads Goes Public, CEO Explains ‘BigMismatch’ Hampering Material Innovation

OCTOBER 6, 2023 4:28PM

Dan Widmaier, CEO of Bolt Threads, is picking his words carefully.

It was only on Wednesday, after all, that the California-based biomaterials firm announced that it was going public as part of a business combination with Golden Arrow Merger Corp., a so-called blank-check company that seeks to rustle up at least $34 million in financing, including $26 million in private investment in public equity, or PIPE, from existing investors such as Baillie Gifford, Temasek, Top Tier, Founders Fund, Formation 8, Foundation Capital and Golden Arrow Sponsor.

Widmaier said that the move was almost as surprising to him as it was to a reporter. “It’s been a weird environment for two years,” he told Sourcing Journal. “[But] when we looked at the world and growing the business going forward and living up to that vision long term, this was the best path. And I’m really excited. It just opens a whole new chapter with a whole new set of opportunities and risks.”

Known as Bolt Projects Holding, the new company is expected to be listed on Nasdaq under the ticker symbol BSLK, a nod to its new tentpole product: B-silk, a bioengineered yeast- derived peptide that Bolt Threads describes as a “completely biodegradable, non-toxic and versatile” alternative to silicone elastomers in beauty and personal care products.

It’s a swivel for the former unicorn, which is now valued at $250 million. While the spider-silk- inspired ingredient has appeared in Sephora-stocked brands such as Vegamour since at least 2020, Bolt Threads has for years been drumming up attention for Mylo, a mycelium-based material that was widely lauded as a more sustainable substitute for animal leather. Mylo quickly caught the eye of some of fashion’s biggest names, among them Adidas, Kering, Lululemon and Stella McCartney, which formed a consortium with the goal of bringing the material to market. Adidas unveiled a mushroom-clad Stan Smith prototype and Lululemon included Mylo in a pair of gym bags and a yoga mat. In March, a Mylo version of Stella McCartney’s Frayme bag trundled down the runway of Paris Fashion Week.

But the bubble burst in June when Bolt Threads disclosed that it would be pausing Mylo production because it was struggling to raise the money it needed to achieve commercial scale, despite, as Widmaier told Vogue Business at the time, coming “devastatingly close.”

“Despite our intensive efforts, the current macroeconomic climate has made it increasingly diicult to secure the necessary capital to support the scale-up of emerging technologies,” the company would later say in a statement. “As a result, Bolt has made the diicult decision to pause Mylo operations globally until a decision is made on whether or not we can continue our efforts.”

Widmaier appears to want to put Mylo behind him, at least for now.

Mylo is a great product—our customers love it, I love it,” he said. “But we’re talking about millions of square meters, which is a very different challenge. And we didn’t see a way to do that…without access to the public markets.”

Widmaier wouldn’t say if the IPO cash would go toward resuscitating Mylo at some point. For now, his attention is on b-silk, which can be made with third-party fermentation partners that are already at scale, versus Mylo, which requires a dedicated facility.

In some aspects, the company is turning back to its roots. It started in 2009, after all, with its arachnid-free Microsilk, which also relies on yeast. Years later, it determined that something like a Mylo would pack a greater wallop, both commercially and environmentally speaking.

Fast forward a bit and the calculus has changed once more.

“We’ve always had multiple products,” he said. “It’s just another natural progression of the business. It’s not uncommon with new technologies…to go and work on a few different things but then end up focusing on something that has got a lot of traction in the market and has a great path forward.”

In short, if the biomaterials industry is to have any kind of positive impact, it has to “deliver real products at scale,” as Widmaier put it.

“I’m pretty convinced that the need in fashion for sustainable alternatives is real and authentic across the board,” he said. “I do think there is still a big mismatch in the understanding of what‘s required to bring deep technology solutions to the market in a way that works for everybody.”

Despite the proliferation of innovators, many of which focus on supplanting cowhide, Widmaier said that he hasn’t seen a lot of product being delivered so far, though this may or may not change. MycoWorks, one of Mylo’s biggest competitors, recently opened its first commercial plant in North Carolina. Illinois-headquartered Natural Fiber Welding, another leading contender in the ersatz leather space, wants to ramp up production of Mirum. Still, it remains to be seen if they’ll run into the same problems as Bolt Threads.

“Problem No. 1 is making this stuff,” he said.

Additional Information and Where to Find It

In connection with the proposed business combination (the “proposed transaction”), Golden Arrow Merger Corp. (“Golden Arrow”) intends to file with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of Golden Arrow in connection with the proposed transaction and related matters. After the Registration Statement is declared effective, Golden Arrow will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This communication does not contain any information that should be considered by Golden Arrow’s stockholders concerning the transaction and is not intended to constitute the basis of any voting or investment decision in respect of the transaction or the securities of Golden Arrow. Golden Arrow’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with Golden Arrow’s solicitation of proxies for its stockholders’ meeting to be held to approve the proposed transaction and related matters because the proxy statement/prospectus will contain important information about Golden Arrow and Bolt Threads, Inc. (“Bolt Threads”) and the proposed transaction.

The definitive proxy statement/prospectus will be mailed to stockholders of Golden Arrow as of a record date to be established for voting on proposed transaction and related matters. Stockholders may obtain copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Golden Arrow, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Golden Arrow Merger Corp., at https://www.goldenarrowspac.com or a written request to: Golden Arrow Merger Corp., 10 E. 53rd Street, 13th Floor, New York, NY 10022, Attention: Investor Relations.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction, neither is it intended to nor does it constitute an offer to sell or purchase, nor a solicitation of an offer to sell, buy or subscribe for any securities, nor is it a solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Participants in the Solicitation

Golden Arrow, Bolt Threads, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Golden Arrow’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of Golden Arrow is set forth in Golden Arrow’s Annual Report on Form 10-K filed with the SEC on March 31, 2023. Additional information regarding the participants in the proxy solicitation and the interests of those persons may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. When available, you may obtain free copies of these documents as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Golden Arrow and Bolt Threads. All statements other than statements of historical facts contained in this communication, including statements regarding Bolt Threads’ or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements include, without limitation, Bolt Threads’ or Golden Arrow’s expectations concerning the outlook for their or the combined company’s business, productivity, plans, and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets, and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction between Bolt Threads and Golden Arrow.

Forward-looking statements involve a number of risks, uncertainties, and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of definitive agreements with respect to the business combination; (ii) the outcome of any legal proceedings that may be instituted against Golden Arrow, Bolt Threads, the combined company, or others following the announcement of the business combination and any definitive agreements with respect thereto; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Golden Arrow; (iv) the inability of Bolt Threads to satisfy other conditions to closing; (v) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (vi) the ability to meet stock exchange listing standards following the consummation of the business combination; (vii) the risk that the business combination disrupts current plans and operations of Bolt Threads as a result of the announcement and consummation of the business combination; (viii) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, and the costs related to the business combination; (ix) changes in applicable laws or regulations; (x) the possibility that Bolt Threads or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (xi) Bolt Threads’ estimates of expenses and profitability; (xii) the evolution of the markets in which Bolt Threads competes; (xii) the ability of Bolt Threads to implement its strategic initiatives and continue to innovate its existing products; (xiii) the ability of Bolt Threads to defend its intellectual property; (xiv) the ability of Bolt Threads to satisfy regulatory requirements; (xv) the risk that the combined company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvi) the risk that the combined company experiences difficulties in managing its growth and expanding operations; (xvii) actual or potential conflicts of interest of Golden Arrow’s management with its public stockholders; (xviii) the risk that the business combination may not be completed by Golden Arrow’s initial business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Golden Arrow; and (xix) other risks and uncertainties set forth in the documents filed or to be filed with the SEC by Golden Arrow.

Bolt Threads and Golden Arrow caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date they are made. Neither Bolt Threads nor Golden Arrow undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, except as otherwise required by law. In the event that any forward-looking statement is updated, no inference should be made that Bolt Threads or Golden Arrow will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed transaction, in Golden Arrow’s public filings with the SEC or, upon and following the consummation of the proposed transaction, in Bolt Threads’ public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

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